Exhibit 1

XOMA and Takeda Expand Collaboration

BERKELEY, Calif. and Osaka, Japan, Feb 10, 2009 -- XOMA Ltd. (Nasdaq:XOMA) and Takeda Pharmaceutical Company Limited (TSE4502:Takeda) announced today they have expanded their existing collaboration to provide Takeda with access to multiple antibody technologies, including a suite of research and development technologies and integrated information and data management systems.  XOMA will receive a $29 million expansion fee and may receive potential milestones and royalties on antibody products.  XOMA may incur an estimated $7.5 million for taxes and other costs related to the expanded collaboration.

“This collaboration expansion is intended to help accelerate Takeda’s corporate goal of building a world class, highly competitive antibody product pipeline by augmenting its already significant in-house capabilities located in San Francisco and Osaka.” said Shigenori Ohkawa, PhD, General Manager of Pharmaceutical Research Division of Takeda. “With the antibody technologies of XOMA, we will further complement our antibody research activities for the creation of new drugs.”

“We are pleased to expand an already successful collaboration with Takeda”, said Steven Engle, Chairman and Chief Executive Officer of XOMA. “Antibodies are playing an increasingly important role in the future of patient-care.  Innovation in antibody technology is accelerating to meet this need.  This expansion is evidence of XOMA’s leadership in the field of antibody discovery and development.”

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About the Takeda and XOMA collaboration

In November 2006, XOMA and Takeda initiated a collaboration in which XOMA is using its extensive collection of antibody phage display libraries and antibody optimization technologies to discover therapeutic antibodies in multiple therapeutic areas. XOMA activities may also include preclinical studies to support regulatory filings, cell line and process development, and production of antibodies for initial clinical trials. Takeda will be responsible for clinical trials and commercialization of drugs after IND submission, and has manufacturing rights once a product enters into phase 2 clinical trials. The collaboration calls for Takeda to make up-front and milestone payments to XOMA, fund XOMA's R&D activities including manufacturing of the antibodies for preclinical and early clinical supplies, and pay royalties to XOMA on sales of products resulting from the collaboration. In February 2007, the collaboration was expanded to increase the number of potential therapeutic antibody programs.

About XOMA

XOMA discovers, develops and manufactures therapeutic antibody and other agents designed to treat inflammatory, autoimmune, infectious and cancerous diseases. The company's proprietary product pipeline includes XOMA 052, an anti-IL-1 beta antibody, and XOMA 3AB, a biodefense anti-botulism antibody candidate. XOMA has multiple revenue streams resulting from the licensing of its antibody technologies, product royalties, development collaborations and biodefense contracts.  For more information, please visit http://www.xoma.com.

About Takeda

Located in Osaka, Japan, Takeda (TSE:4502) is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, www.takeda.com.

Forward-Looking Statements

Certain statements contained herein concerning product development and capabilities of our technologies or that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. These risks, including those related to the results of discovery research and preclinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); uncertainties regarding the status of biotechnology patents; uncertainties as to the cost of protecting intellectual property; changes in the status of the existing collaborative and licensing relationships; the ability of collaborators, licensees and other third parties to meet their obligations; market demand for products; scale up and marketing capabilities; competition; international operations; share price volatility; XOMA's financing needs and opportunities and risks associated with XOMA's status as a Bermuda company, are described in more detail in XOMA's most recent annual report on Form 10-K and in other SEC filings. Consider such risks carefully in considering XOMA's prospects.